UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. ____)*


                  CITATION COMPUTER SYSTEMS, INC.  (cita)
                  ---------------------------------------
                             (Name of Issuer)

                  Common Stock, Par Value $0.10 per share
                  ---------------------------------------
                       (Title of Class of Securities)

                                 172894107
                  ---------------------------------------
                               (CUSIP Number)

                              November 9, 1999
                  ---------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

Schedule 13G
CUSIP NO. 172894107                                               Page 2 of 5

1     NAME OF REPORTING PERSON
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MICHAEL KEITH RUBEN
      S.S. # ###-##-####


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            (a) [ ]
            (b) [ ]


3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES


                5   SOLE VOTING POWER   188,550

 NUMBER OF
   SHARES       6   SHARED VOTING POWER    -0-
BENEFICIALLY
OWNED BY
    EACH        7   SOLE DISPOSITIVE POWER   188,550
 REPORTING
  PERSON
   WITH         8   SHARED DISPOSITIVE POWER  10,205


              (i) The Reporting Person beneficially owns 198,755 shares as follows:

            Record Owner       Number of Shares        Form of Beneficial
                                                            Ownership
            ------------       ----------------        ------------------

         Michael Keith Ruben        160,650           sole voting and sole
                                                      dispositive power

         Michael Keith Ruben         27,900           sole voting and sole
         Rare Coins, Inc.                             dispositive power

         Michael Keith Ruben,        10,205           shared dispositive
         Attorney-in-fact                             power

                (ii) With respect to the 27,900 shares above, the Reporting Person, by reason of his ownership of 100% of the issued and outstanding voting stock of Michael Keith Ruben Rare Coins, Inc., has sole voting and sole dispositive power. The following information is provided regarding Michael Keith Ruben Rare Coins, Inc.:

Schedule 13G
CUSIP NO. 172894107                                               Page 3 of 5

Name:       Michael Keith Ruben Rare Coins, Inc.,
            a South Carolina corporation

EIN:        57-1053331

Address:    56 Mooring Buoy
            Hilton Head, South Carolina 29928

Principal business:  numismatic consultation

                (iii) With respect to the 10,205 shares above, the Reporting Person is an attorney-in-fact, pursuant to a limited power of attorney that grants trading authority only, for four persons who own 2,500, 7,115, 190 and 400 shares each of the Issuer.

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  198,755


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%


12    TYPE OF REPORTING PERSON*
          IN

Schedule 13G
CUSIP NO. 172894107                                               Page 4 of 5

Item 1.     (a)   Name of Issuer:

                  CITATION COMPUTER SYSTEMS, INC.

            (b)   Address of Issuer's Principal Executive Offices:

                  424 South Woods Mill Road
                  Chesterfield, Missouri 63017

Item 2.     (a)   Name of Person Filing:  MICHAEL KEITH RUBEN

            (b)   Address of Principal Business Office:
                  56 Mooring Buoy
                  Hilton Head, South Carolina 29928

            (c)   Citizenship:
                  United States

            (d)   Title of Class of Securities:  Common Stock

            (e)   CUSIP Number:  172894107

Item 3.     This statement is filed pursuant to I Rule 13d-1(c).

Item 4.     Ownership.

            (a)   Amount Beneficially Owned    198,755

            (b)   Percent of Class:              5.1%

            (c)   Number of Shares as to which such entity has:

                  (i)   sole power to vote or to direct the vote    188,550

                 (ii)   shared power to vote or to direct the vote      -0-

                (iii) sole power to dispose or to direct the disposition of 188,550

                 (iv) shared power to dispose or to direct the disposition of 10,205

Item 5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
            securities, check the following. [ ]      Inapplicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:
                               Inapplicable

Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:
                               Inapplicable

Schedule 13G
CUSIP NO. 172894107                                               Page 5 of 5


Item 8.     Identification and Classification of Members of the Group:
                               Inapplicable

Item 9.     Notice of Dissolution of Group:
                               Inapplicable

Item 10.    Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 19, 1999        /s/ Michael Keith Ruben
                                 ------------------------------------------
                                 MICHAEL KEITH RUBEN